UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2017 (Report No. 3)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

5 Azrieli Center (Square Tower)

Tel-Aviv 6702501, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Therapix Biosciences Ltd. (the “Company”) previously reported in its prospectus filed with the Securities and Exchange Commission on March 22, 2017, that the Israel Securities Authority (the “ISA”) through its Department of Administrative Enforcement, was conducting an administrative inquiry relating to the Company’s reports (quality and scope of disclosure) to the ISA and the Tel Aviv Stock Exchange Ltd., and filed an administrative letter of claims against the Company, its Chairman, and certain former officers. Within the parameters of an administrative enforcement settlement, and with the aim of reaching a settlement with the ISA, the Company and the Company’s Chairman agreed to admit to have made the abovementioned breaches and to pay a monetary sanction of NIS 150,000 (approximately $40,000) (and the Company is subject to potentially an additional equal sum if it is found to have committed the same breaches in the next 24 months).

On April 5, 2017, an administrative tribunal of the ISA approved the proposed settlement. In addition, the Company’s Chairman will be subject to a one year probationary condition, whereby if he is found to commit a similar violation, he will be prevented from serving as an officer or director of a public company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By:	/s/ Elran Haber
Name:	Dr. Elran Haber
Title:	Chief Executive Officer

Date: April 5, 2017

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